Exhibit 11

Computation of Net Income Per Basic and Diluted Share
(In thousands, except per share data)

	Net Income	Weighted Average Shares Outstanding	Per Share Amount

Three Months ended September 30, 1999
Basic	352	29,674	$0.01
Dilutive Effect of Employee Stock Options	—	564	$—

Diluted	352	30,238	$0.01

Three Months ended September 30, 1998
Basic	(258)	25,315	$(0.01)
Dilutive Effect of Employee Stock Options	—	—	$—

Diluted	(258)	25,315	$(0.01)

Nine Months Ended September 30, 1999
Basic	(1,427)	29,443	$(0.05)
Dilutive Effect of Employee Stock Options	—	—	$—

Diluted	(1,427)	29,443	$(0.05)

Nine Months Ended September 30, 1999
Basic	(1,243)	25,122	$(0.05)
Dilutive Effect of Employee Stock Options	—	—	$—

Diluted	(1,243)	25,122	$(0.05)